TransAlta suspends five per cent discount on its Dividend Reinvestment and Share Purchase Plan

CALGARY, Alberta (Oct. 20, 2006) –TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) has amended its Dividend Reinvestment and Share Purchase Plan (DRASP) effective Jan. 1, 2007. As a result, after Dec. 31, 2006 the five per cent discount on the price of shares purchased through the DRASP and issued from treasury will be suspended. After Dec. 31, 2006  shares purchased under the DRASP will be acquired in the open market at 100 per cent of the average purchase price of common shares acquired on the Toronto Stock Exchange on the investment dates.

At the discretion of the Board of Directors a discount of up to five per cent may be reinstated on common shares issued from treasury.  The Corporation will communicate in its quarterly dividend announcements or by way of news release if and when the discount is applicable.

A copy of the revised TransAlta DRASP brochure will be available on TransAlta’s website at www.transalta.com under the Shareholder Information section of the Investor tab. Participants may also contact CIBC Mellon Trust Company at 1-800-387-0825 to request for a brochure to be mailed to them.

The TransAlta common shares issuable under the DRASP have not been registered under the US Securities Act of 1933 or under the securities laws of any US state, and are not being offered for sale in the US or any of its territories or possessions. US persons and residents are not eligible to participate in the DRASP. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the US, or any offer to or solicitation from any US person or resident.

Should you have any questions regarding the changes to the DRASP, please contact CIBC Mellon in writing, by phone or email at:

CIBC Mellon Trust Company

Dividend Reinvestment Services

PO Box 7010

Adelaide Street Station

Toronto, Ontario  M5C 2W9

Website:  www.cibcmellon.com

Toll Free:  1-800-387-0825

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

-more-

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com